February 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Heather Clark

Andrew Blume

Re:	Credo Technology Group Holding Ltd

Form 10-K for the Fiscal Year Ended April 30, 2022

Filed June 8, 2022

File No. 001-41249

Dear Ms. Clark and Mr. Blume

Credo Technology Group Holding Ltd (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 15, 2023 with respect to the Company’s Form 10-K for the fiscal year ended April 30, 2022.

Given the nature of the comments, the Company will need additional time to thoroughly review and gather necessary information and discuss with relevant personnel to provide a comprehensive response. In light of the above, the Company regrettably will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff. The Company therefore respectfully requests an extension of the due date of its response and expects to be in a position to respond to the Staff’s comments by March 8, 2023.

The Company appreciates the Staff’s understanding and accommodation in this regard. Should you have any questions or concerns, please do not hesitate to contact the undersigned by telephone at (415) 377-6101 or by email at dfleming@credosemi.com, or Alan F. Denenberg of Davis Polk & Wardwell LLP by telephone at (650) 752-2004 or by email at alan.denenberg@davispolk.com.

Sincerely,

Credo Technology Group Holding Ltd

/s/ Daniel Fleming
Name:	Daniel Fleming
Title:	Chief Financial Officer

cc:	Alan F. Denenberg, Davis Polk & Wardwell LLP